UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 16, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On October 16, 2023, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended June 30, 2023. A copy of the earnings release is attached hereto as Exhibit 99.1.

The following risk factors are either new or have changed materially from those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. In evaluating our business, you should carefully review the risks described in our Annual Report on Form 20-F, including our consolidated financial statements and related notes. All references in this Report on Form 6-K to “we,” “us,” “our,” “Company” and “Yatra” refer to Yatra Online, Inc. and its subsidiaries, unless stated otherwise or the context otherwise requires. The following additional risk factors shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

The financial reporting obligations of being a public company and maintaining listings on the Nasdaq Capital Market, National Stock Exchange of India Limited and BSE Limited requires significant company resources and management attention.

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act and the listing requirements of Nasdaq Capital Market (“Nasdaq”). Our subsidiary, Yatra Online Limited (“Yatra India”), is subject to the public company reporting obligations under the rules and regulations of Securities and Exchange Board of India and the listing requirements of the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”). We incur significant legal, accounting, reporting and other expenses in order to maintain a listing on each of Nasdaq, NSE and BSE.

In addition, these listings may increase price volatility of our Ordinary Shares due to various factors, including the ability to buy or sell Yatra India’s Equity Shares in the market (“Equity Shares”), different market conditions in different capital markets, different trading volumes and differences in exchange rates. Our Ordinary Shares trade in U.S. dollars on Nasdaq and Yatra India’s Equity Shares trade on the NSE and the BSE in INR. Further, the exchanges are open for trade at different times of the day and the exchanges also have differing vacation schedules. Other external influences may have different effects on the trading price of our Ordinary Shares. In addition, low trading volume may increase the price volatility of our Ordinary Shares.

Investors could seek to sell or buy our Ordinary Shares to take advantage of any relative price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in prices of our Ordinary Shares. This could adversely affect the trading of our Ordinary Shares and increase the price volatility or adversely affect the price and liquidity of our Ordinary Shares.

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

We are a “foreign private issuer” with our Ordinary Shares listed on Nasdaq, and are subject to the Nasdaq continued listing requirements, including meeting the $1.00 minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2), maintaining a minimum of $2.5 million in stockholders’ equity as set forth in Nasdaq Listing Rule 5550(b)(1), meeting the alternative of market value of listed securities of $35 million under Nasdaq Listing Rule 5550(b)(2) or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years under Nasdaq Listing Rule 5550(b)(3), and compliance with Nasdaq Listing Rule 5250(c)(1) to timely file Exchange Act reports, collectively, the “Nasdaq Rules”.

We cannot assure you that we will continue to be in compliance with Nasdaq’s continued listing requirements. In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact the liquidity of Ordinary Shares, the price for Ordinary Shares and may consequently affect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Following the initial public offering of the Equity Shares in India, as of October 1, 2023, we held approximately 64.46% of the issued and outstanding Equity Shares. Our ability to sell Equity Shares is limited to approximately an additional 14.45% of the issued and outstanding Equity Shares such that Yatra India continues to remain our consolidated subsidiary. Accordingly, our ability to generate proceeds from the sale of Equity Shares is limited. In addition, Yatra India’s charter and those of Asia Consolidated DMC Pte. Ltd. and THCL Travel Holding Cyprus Limited, our direct subsidiaries and Yatra India’s promoter entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our Board and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our Company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

●	the liquidity and marketability of Ordinary Shares;
●	the market price of Ordinary Shares;
●	our ability to obtain financing for the continuation of operations;
●	the number of institutional and retail investors that will consider investing in Ordinary Shares;
●	the availability of information concerning the trading prices and volume of Ordinary Shares; and
●	the number of broker-dealers willing to execute trades in Ordinary Shares.

Non-compliance with Nasdaq’s continued listing requirements and consequent delisting of Ordinary Shares from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade Ordinary Shares and would negatively affect the value and liquidity of Ordinary Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Further, if our Ordinary Shares are delisted, we would incur additional costs under requirements of state “blue sky” laws in connection with any sales of our securities. This could severely limit the market liquidity of our Ordinary Shares and the ability of our shareholders to sell Ordinary Shares in the secondary market, and it may have an adverse impact on our business, operations, liquidity and cashflows on consolidated basis.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-215653 and 333-256442) filed with the Securities and Exchange Commission on April 11, 2018 and May 24, 2021 (and subsequently amended on July 7, 2021), respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated October 16, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 16, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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